UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 31 October 2011

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony achieves record operating profits and revenue

Johannesburg: 31 October 2011: Harmony Gold Mining Company Limited ('Harmony' or the 'Company') is pleased to release its financial results for the period ended 30 September 2011.

"Record operating profits and revenue were generated during this period with the highest operating profit recorded in the history of the company at R1.3 billion, a 45% increase quarter-on-quarter. Harmony's headline earnings per share increased by 217% to 95 South African cents, when compared to the previous quarter. The strength of the gold price together with improved operational efficiency supported our results", said Graham Briggs, chief executive officer.

Drilling at Wafi-Golpu confirms the resource outline previously published. The latest borehole intersection (some assays are still pending) at Golpu, WR406, reflected results at 861m of 1.51g/t Au, 1.48% Cu including 199m @ 2.87g/t Au and 2.57% Cu from 1 286m. The pre-feasibility study is on schedule to be delivered during the first half of the 2012 calendar year.

Exploration results from Harmony's own wholly owned tenements at Mount Hagen in Papua New Guinea were also very encouraging with assays indicating the following bore hole result: PNDD001: 285m @ 0.1% Cu 83 ppm Mo from 72m. Exploration results in PNG have been pleasing and we look forward to more exciting news from the region.

Production for the September 2011 quarter was only slightly higher than the previous quarter. Our targeted increase in production was negatively impacted by the wage strike in August 2011, which resulted in approximately 500kg being lost. As expected, higher electricity (due to winter tariffs) and labour costs resulted in the R/kg costs being 9.2% higher at R265 288/kg compared to R242 851/kg in the June 2011 quarter.

The gold price received increased by 20.3% to R396 405/kg in the September 2011 quarter from R329 536/kg received in the previous quarter. The increase in the gold price resulted in revenues increasing by 14.8% or R506.9 million.

Graham Briggs concluded that "as our growth projects come on stream, and our existing mines operate to tailored business plans, we remain confident of reaching our long-term targets".

ends.

Issued by Harmony Gold Mining Company Limited

31 October 2011

For more details contact:

Henrika Basterfield
Investor Relations Officer

+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 31, 2011

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director